Exhibit 6.2

HSBC

Commercial Banking
(CARM 210618)

CONFIDENTIAL
Creedon Technologies HK Limited
7/F Mayson Commercial Building
28 Connaught Road West Sheung Wan
Hong Kong

6 September 2021

Attn: Mark Creedon Palfreeman

Dear Sir / Madam

BORROWER(S)

Creedon Technologies HK Limited [Customer No. 848-048963]

BANKING FACILITY
SME FINANCING GUARANTEE SCHEME OPERATED BY HKMC INSURANCE LIMITED – facility letter dated 29 September 2019, as amended or supplemented from time to time (the "Facility Letter")

With reference to our recent discussions, we confirm that the Facility Letter will be amended as set out below. Save as amended by this letter, the terms of the Facility Letter and (if any) all related documents shall remain unchanged and continue in full force and effect. The Bank shall have an unrestricted discretion to cancel, reduce or suspend, or determine whether or not to permit drawings in relations to, the Facility (as defined in the Facility Letter). The Facility is subject to review at any time, and also subject to the Bank's overriding right of repayment on demand including the right to call for cash cover on demand for prospective and contingent liabilities.

Unless defined differently, a term defined in the Facility Letter has the same meaning in this letter.

AMENDMENT(S) OF FACILITY AMOUNT

The Facility below shall be amended as follows:

The Hongkong and Shanghai Banking Corporation Limited
HSBC Main Building, 1 Queen's Road Central, Hong Kong
Tel: (852) 2822 1111
Web: www.hsbc.com.hk
Incorporated in the Hong Kong SAR with limited liability
Registered at the Hong Kong Companies Registry No. 263876

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Creedon Technologies HK Limited Page 2 of3 6 September 2021 Facility Type Post - shipment Buyer Loans (Maximum tenor 120 days from 1 January to 30 June in each year [previously from 1 December to 30 June in each year]) (Maximum tenor 150 days from I July to 31 December in each year [previously from 1 July to 30 November in each year]) Notwithstanding the foregoing, the Bank's overriding right to demand repayment at any time shall not be affected. racility Amount HKD 1 2,0 00 , 000 .· Purpose Financing your general working capital in relation to your business operations .

Creedon Technologies HK Limited 6 September 2021

GOVERNING LAW

This letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region. No one other than you and us will have any right to enforce the terms of this letter.

ACCEPTANCE

Please arrange for the **authorised signatories of your company**, in accordance with the terms of the mandate given to the Bank, to sign and return the duplicate copy of this letter by 27 September 2021 to signify your understanding and acceptance of the terms of this letter.

We have shared and discussed with you a risk disclosure document about the demise of or possible changes to certain interest rate benchmarks (such as LIBOR). By signing this letter, you acknowledge that you understand the implications and risks of the changes referred to in the risk disclosure document. We enclose a copy of the risk disclosure document again for your easy reference.

Yours faithfully

For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited

Joseph Chan
Vice President
kd/llz

Encl

Acceptance and Confirmation

We, Creedon Technologies HK Limited, confirm our acceptance of and agreement to all of the terms and conditions set out above.

sign + chop (if any)

For and on behalf of
Creedon Technologies HK Limited

Signature ____	Signature ____
Name Rob Creedon Palfreeman	Name ____
Title Director, CEO	Title ____
Date 10/09/2021	Date ____

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